UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 5

Fairchild Semiconductor International, Inc.

(Name of Subject Company)

Fairchild Semiconductor International, Inc.

(Names of Persons Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

303726103

(CUSIP Number of Class of Securities)

Paul D. Delva, Esq.

Senior Vice President, General Counsel and Secretary

3030 Orchard Parkway

San Jose, California 95134

(408) 822-2000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David C. Karp, Esq.

Ronald C. Chen, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (“Amendment No. 5”) amends and supplements Item 4 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Fairchild Semiconductor International, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on December 4, 2015, as amended and supplemented on December 8, 2015, December 14, 2015, December 18, 2015 and December 29, 2015 (as so amended and supplemented, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Falcon Operations Sub, Inc. (“Acquisition Sub”), a wholly owned subsidiary of ON Semiconductor Corporation (“Parent”), to purchase all of the Company’s outstanding common stock, par value of $.01 per share (the “Shares”), for $20.00 per Share, net to the seller in cash, without interest and less any applicable taxes required to be withheld.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 5. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

1.	Item 4 of the Schedule 14D-9 is hereby further amended and supplemented as follows:

•	All references to “Party G” shall be deemed to be references to “Hua Capital Management Co., Ltd.”.

•	All references to the “State Sponsor” shall be deemed to be references to “China Resources (Holdings) Co., Limited”.

•	All references to the “State Sponsor’s subsidiary” shall be deemed to be references to “China Resources Microelectronics Limited”.

•	All references to the “Party G Group” shall be deemed to be references to the “Consortium”.

2.	Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by deleting the last paragraph under the subsection entitled “Background of the Offer” in its entirety, and inserting the following paragraphs at the end of that subsection as follows:

On December 30, 2015, at a meeting of the Transaction Committee, Mr. Thompson and members of the Transaction Committee, with representatives of Wachtell Lipton, reviewed the Consortium December 28 Proposal, including by comparing the Consortium December 28 Proposal with the transactions contemplated by the Merger Agreement. The Transaction Committee also discussed the possible actions that could be taken by the Board in the event that the Board determines that the Consortium 28 December Proposal would reasonably be expected to result in a Superior Proposal. The Transaction Committee also discussed whether ON Semiconductor might wish to waive certain non-solicitation provisions of the Merger Agreement. After further discussion, the Transaction Committee authorized Mr. Thompson to discuss the Consortium December 28 Proposal with Mr. Jackson.

On December 31, 2015, Mr. Thompson discussed the Consortium December 28 Proposal with Mr. Jackson, including whether ON Semiconductor wished to waive certain non-solicitation provisions of the Merger Agreement. Later that day, Mr. Jackson informed Mr. Thompson, and representatives of MoFo informed representatives of Wachtell Lipton, that ON Semiconductor did not wish to waive non-solicitation provisions in the Merger Agreement. Mr. Thompson also received a letter from Mr. Jackson indicating that ON Semiconductor continues to view the transactions contemplated by the Merger Agreement as superior to the revised proposal by the Consortium in light of: (1) the fact that the Consortium December 28 Proposal contains a CFIUS condition with a reverse break fee of $108 million, which is substantially lower than the other reverse break fees; (2) issues relating to the enforceability of a transaction agreement against members of the Consortium, including ON Semiconductor’s view that the Company would not be able to obtain specific performance or damages above the amount available in the letter of credit proposed to be provided by the Consortium; (3) the risks associated with the requirement that the Company complete a restructuring of the Company’s Taiwan assets prior to the consummation of the offer; and (4) the fact that the Consortium had failed to increase the price offered in light of the additional risks of the Consortium December 28 Proposal when compared to the transactions contemplated by the Merger Agreement.

On January 4, 2016, the Board met to discuss the Consortium December 28 Proposal. Mr. Thompson updated the Board with respect to the discussions that had taken place with the Transaction Committee and representatives of ON Semiconductor. Representatives of the Transaction Committee

also shared their views on the Consortium December 28 Proposal. The Transaction Committee explained that it was recommending that the Board determine that the Consortium December 28 Proposal would reasonably be expected to result in a Superior Proposal under the terms of the Merger Agreement. Representatives of Wachtell Lipton reviewed the legal standards applicable to the Board’s conduct and informed the Board that representatives of the Company had provided the required information concerning the Consortium December 28 Proposal to representatives of ON Semiconductor in accordance with the terms of the Merger Agreement. The Board then discussed the proposal with management and representatives of Wachtell Lipton and Goldman Sachs, including by comparison to the Merger Agreement. Following discussion and consultation with representatives of Wachtell Lipton and Goldman Sachs, the Board determined that the Consortium December 28 Proposal would reasonably be expected, including through discussion and negotiation with the Consortium, to result in a Superior Proposal (as defined in the Merger Agreement). The Board also discussed, including with management and representatives of Wachtell Lipton and Goldman Sachs, the Consortium’s request that the Company waive standstill obligations applicable to the Consortium. The Board determined that it would not be in the best interests of the Company’s stockholders to provide a waiver. The Board authorized the Company to notify ON Semiconductor of its determination and in accordance with the Merger Agreement to enter into discussions and negotiations with the Consortium concerning the Consortium December 28 Proposal.

The Company remains subject to the Merger Agreement and the Board has not changed its recommendation in support of the Merger Agreement, nor is the Board making any recommendation with respect to the Consortium December 28 Proposal. There can be no assurance that the Board will ultimately determine that the Consortium December 28 Proposal is a Superior Proposal, that the terms of a transaction will be the same as those reflected in the Consortium December 28 Proposal or that any transaction with the Consortium will be agreed to or consummated.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 5, 2016

FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

By:	/s/ Paul D. Delva
Name: Title:	Paul D. Delva Senior Vice President, General Counsel and Corporate Secretary